November 5, 2007

Mail Stop 3561

Mr. William Thompson

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549-0405

Re:	Handleman Company, File No. 1-7923
Form 10-K for Fiscal Year Ended April 28, 2007, Filed June 29, 2007
Form 8-K, Filed June 29, 2007

Dear Mr. Thompson:

The following is Handleman Company’s (“Company” or “Registrant”) response to the additional comments from the Securities and Exchange Commission (“SEC”) included in its letter dated October 25, 2007. The SEC originally provided a comment letter dated August 10, 2007, to which the Company submitted a detailed response on September 14, 2007.

Item 8. Financial Statements and Supplementary Data, page 29

Notes to Consolidated Financial statements, page 36

Note 5. Goodwill and Intangible Assets, page 47

1.	As outlined in our response letter dated September 14, 2007, the Company, through its video game operations segment, distributes video game software that is internally developed, as well as video game software that is purchased from other developers.

Internally Developed Video Game Software

Crave Entertainment Group (“Crave”) publishes video game titles under the Crave brand name. These titles support Sony, Nintendo and/or Microsoft video game platforms and are distributed by Crave. As a result, Crave incurs obligations to contracted video game software developers and, in some cases, obligations to intellectual property right holders.

Under its software development agreements, payments are typically based on the achievement of defined milestones, which vary by agreement. Such milestones include payments due at the signing of the agreements, design and/or technical achievements and delivery of completed product; these advances are typically not refundable. These developed games are the property of Crave. Software development payments are classified as “Intangible assets, net” in the Company’s Consolidated Balance Sheets. Commencing upon product release, these payments are amortized as royalty expense based upon the ratio of current revenues to total projected revenues, generally over a period of 18 months, and included in “Direct product costs” in the Company’s

Consolidated Statements of Operations. The Company performs quarterly analyses comparing the carrying value of its software development costs with the expected sales performance of the specific products to which the costs relate. Management’s judgments and estimates are utilized in the ongoing assessment of the recoverability of these advances. Based on such analyses, the Company adjusts, when necessary, the value of its software development costs. Certain agreements may require Crave to make additional payments based on pre-defined sales volumes. Subject to these terms, once all advance payments to developers have been expensed, additional payments to developers may be required. These additional payments are accrued as royalties and included in “Accrued and other liabilities” in the Company’s Consolidated Balance Sheets.

Under Crave’s intellectual property licensing agreements, payments are made to licensors in exchange for the rights to utilize intellectual properties owned by the licensors (e.g. popular animated characters, including all designs, themes and story lines) that may be used in the development of video game software. Payments to licensors allow Crave the limited right to use these intellectual properties, and at no time does Crave take ownership of these intellectual properties. Advances under these licensing agreements typically occur at the signing of the agreements and are not refundable. License advance payments are classified as “Intangible assets, net” in the Company’s Consolidated Balance Sheets. Commencing upon product release, these payments are amortized as royalty expense based upon the ratio of current revenues to total projected revenues, generally over a period of 18 months, and included in “Direct product costs” in the Company’s Consolidated Statements of Operations. The Company performs quarterly analyses comparing the carrying value of its license advances with the expected sales performance of the specific products to which the costs relate. Management’s judgments and estimates are utilized in the ongoing assessment of the recoverability of these advances. Based on such analyses, the Company adjusts, when necessary, the value of its license advances. Certain agreements may require Crave to make additional payments based on sales volumes. Subject to these terms, once all advance payments to licensors have been expensed, additional payments to licensors may be required. These additional payments are accrued as royalties and are included in “Accrued and other liabilities” in the Company’s Consolidated Balance Sheets.

Purchased Video Game Software

Crave also purchases video game software from other software developers that support Sony, Nintendo and Microsoft video game platforms. As a distributor, Crave occasionally enters into exclusive distribution agreements with these video game suppliers. Under these exclusive distribution agreements, Crave has the right to sole distribution of the agreed upon video software games. The agreements vary by supplier, and may obligate Crave to pay minimum distribution fees or purchase a specified number of units over a designated period of time. Payments under these exclusive distribution agreements are usually made at the time the agreements are signed, at the time of manufacturing, or in some instances, at the time of product receipt by Crave. These exclusive distribution advances are classified as “Intangible assets, net” in the Company’s Consolidated Balance Sheets and are amortized as royalty expense based upon sales of product purchased from these suppliers and included in “Direct product costs” in the Company’s Consolidated Statements of Operations. Under certain of these agreements, additional payments to these suppliers may be required if pre-defined minimum purchase volumes are exceeded. These additional payments are also classified as “Intangible assets, net” in the Company’s Consolidated Balance Sheets. Management’s judgments and estimates are utilized in the ongoing assessment of the recoverability of these advances.

The Company’s future minimum payment commitments and royalty expense related to all of these agreements, as discussed above, were as follows (in thousands of dollars):

	Three Months Ended		Fiscal Year Ended
	July 2007	July 2006	April 2007	April 2006
Future Minimum Commitments	$10,353	$5,582	$9,058	$4,903
Royalty Expense	1,200	624	7,324	3,419

Please note that the future minimum commitments related to these agreements as of the first quarter ended July 28, 2007 was included in the “Other obligations” line item within the Contractual Cash Obligations and Commitments table in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s Form 10-Q for the first quarter ended July 28, 2007.

Also, please note that royalty expense for the fiscal years ended April 2007 and April 2006 was disclosed, by way of supplemental information, in our response to Comment No. 8 in our response letter dated September 14, 2007.

The Company will provide similar narrative and tabular disclosures in its future SEC filings beginning with its Form 10-Q for the second quarter ended October 27, 2007.

Note 12. Segment Information, page 63

2.	As we outlined in our response letter dated September 14, 2007, the Registrant determined that it was appropriate to combine the results of the REPS operating segment with those of the category management and distribution operations for segment reporting purposes since the field service provided by the REPS organization is integral to these operations in the U.S., and prior to the acquisition of REPS such field service expenses were included in the category management and distribution operations segment. However, we acknowledge that the guidance in SFAS No. 131 indicates that operating segments that do not meet the quantitative thresholds of paragraph 18 should not be combined with other operating segments that meet the quantitative thresholds unless the aggregation criteria in paragraph 17 are met. Operating segments that do not meet the quantitative thresholds defined in paragraph 18 may only be combined with other operating segments that do not meet the quantitative thresholds to produce a reporting segment only when the operating segments share a majority of the aggregation criteria listed in paragraph 17. Since REPS does not share a majority of these aggregation criteria with the category management and distribution operations, the REPS operating segment should be disclosed in an “all other” category, separate from other reconciling items, in accordance with paragraph 21.

Accordingly, the Registrant will disclose separately in an “all other” reporting segment, the results of its REPS operating segment beginning with its Form 10-Q for the second quarter ended October 27, 2007.

Handleman Company appreciates the comments provided by the SEC as the feedback is integral to ensuring that appropriate disclosures are included in the Company’s filings. The Company will continue to strive to provide financial statement disclosures that are transparent, and provide information in accordance with required accounting standards.

If you have any questions or comments with respect to these responses, or require additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Thomas C. Braum, Jr.
Thomas C. Braum, Jr.
Executive Vice President and Chief Financial Officer

c:	Eugene A. Miller, Audit Committee Chairman
Stephen Strome, Chairman of the Board and Chief Executive Officer
Donald M. Genotti, Vice President and Corporate Controller
Angelique Marks, Vice President and General Counsel
Donald J. Kunz, Honigman Miller Schwartz and Cohn
Kelly J. Busch, PricewaterhouseCoopers LLP

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